SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For March 1, 2003 to March 31, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

____(1)____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: Datamonitor Ranks NICE Systems #1 for 5th Consecutive Quarter in its New Industry Quarterly Report Published in February 2003. Dated March 5, 2003.
  Press Release: Nice Systems Customers Launch Independent User Group (NUG). Dated March 12, 2003.
  Press Release: Newgen Upgrades to NICE Quality-Assurance Recording Solution and Adds Total Recording for Dispute Resolution. Dated March 17, 2003.
  Press Release: NICE Systems Adds Multiple Enhancements to NiceVision Platform and Advanced Applications. Dated March 25, 2003.
  Press Release: NICE Systems and ISR Solutions Sign National Distribution Agreement for NiceVision Digital Video Recording Solution. Dated March 26, 2003.
  Press Release: Anixter Inc. Selects NiceVision® Pro For New Headquarters Security. Dated March 26, 2003.

____(2)____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

____(3)____

Dated:  _____________

Datamonitor Ranks NICE Systems #1 for 5th Consecutive Quarter In Its New Industry Quarterly Report Published in February 2003

Ra`anana, Israel, March 5, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Datamonitor has ranked NICE Systems as the leading vendor for Q3 2002 in the overall multimedia recording and enhanced applications industry.  This marks the fifth consecutive quarter NICE has earned this distinction.

According to the new Datamonitor Recording Industry Quarterly which reports on the call recording and quality monitoring industry, NICE ranked #1 in the following categories:

.         NICE had the leading overall market share in the industry

.         NICE had the top market share in the contact center sector with 20.4%

"We`re proud to be able to maintain the top position in this industry and show a double-digit growth over the same period the year before," said Jim Park, president of CEM division, NICE Systems.  "We thank our customers and partners for helping us remain so strong."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police

Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

____(4)____

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems Kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

____(5)____

NICE Systems` Customers Launch Independent User Group (NUG)

Ra`anana, Israel, March 12, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that its customers have launched an independent user group of organizations using NICE call recording and quality assurance products and services.  A worldwide initiative, NICE User Group`s (NUG) membership includes many Fortune 100 companies and is growing rapidly.

NUG promotes the optimum benefit obtained from using NICE applications by supporting education and training programs, quality initiatives and events.  The independent user organization`s ongoing activities include conferences, publications and electronic meeting places dedicated to the users of NICE products. By working closely with NICE Systems, NUG influences NICE`s product, service and policy direction.

"The NICE User Group provides a forum for all members to share ideas and best practices that enrich their use of the NICE products we purchase," said Dan Davies, president of NUG.  "This user community establishes a stronger basis for the relationship with NICE, and we are all very excited to proceed together in developing meaningful and sustained benefits for all members."

Serving as an interactive venue for quality interactions among NICE users, NUG allows the networking and sharing of best practices through several specialized committees, some of which have already been formed.  Each of these has a NICE representative assigned to it to ensure a proper feedback channel to NICE management.  The current committees including the following:

.         Quality & Training

.         R & D

.         Annual Meeting

.         E-Communications

.         Professional Services / Support

____(6)____

"NICE fully supports this initiative and is working with the NUG board to ensure the success of the User Group. We view NUG as our users` knowledge community where best practices will be openly shared among the users," said Ian Ehrenberg, vice president of sales and marketing North America for NICE Systems.

The NUG web site can be found at www.niceusergroup.org.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

.         In Australia only

____(7)____

Media
Kevin Levi	NICE Systems Kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Craig Pumfrey	NICE Systems Craig.pumfrey@nice.com	44-8707-22-4071
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

____(8)____

Newgen Upgrades to NICE Quality-Assurance Recording Solution and Adds Total Recording for Dispute Resolution

Newgen sees operational efficiencies and improved agent effectiveness with NICE quality monitoring application

Ra`anana, Israel, March 17, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Newgen Results, a customer management solutions provider for over 7,000 automotive dealerships nationwide, is upgrading its NICE quality-assurance solution to NiceUniverse®, enabling both voice and screen capture to further improve its existing high levels of customer care.

Newgen is also replacing its existing recording solution with NICE`s Total Recording system to enhance playback and review capabilities.  The quality-assurance and recording systems are fully integrated, and enable Newgen to record both on-site and remote-based customer service representatives.

"We are dedicated to providing our clients with highly trained, professional representatives to improve customer satisfaction and strengthen brand loyalty," said Russ Kalchik, Newgen`s senior vice president of operations.  "After a comprehensive review, we standardized on the NICE solution and believe we are leveraging the best quality-assurance and recording technology available.  We are pleased with the flexibility of the NICE product suite, which allows for seamless compatibility with our telephony system and the ability to record both in-house and remote users."

"Our operational efficiency improved after implementing the NICE solution," continued Kalchik.  "Most importantly, we are able to improve agent effectiveness through targeted follow-up training."

"Newgen is a great example of our clients` satisfaction with the NICE suite of quality assurance solutions and its performance enhancement capabilities," said Jim Park, president of CEM for NICE.  "Newgen`s decision to upgrade and expand its NICE platform is a testament to our continued focus on our customers` requirements.

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About Newgen

Newgen, a wholly owned subsidiary of TeleTech Holdings, Inc., is a leading provider of online solutions and B2B enterprise channel management services. Newgen combines marketing and customer retention with an in-depth knowledge of service department operations to deliver highly targeted and customized solutions to automotive dealers and manufacturers. Newgen houses vehicle data for 70 million consumers, sends out over 40 million letters and places 40 million telephone calls annually on behalf of over 7,000 auto dealerships nationwide. Newgen also maintains relationships with leading automotive manufacturers and dealers groups including Audi,

BMW, Ford, General Motors, Hyundai, Infiniti, Jaguar, Kia, Mitsubishi, Nissan, Land Rover, Volkswagen, and Volvo. For more information, call 800-7NEWGEN or visit www.ngresults.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

____(10)____

Media
Kevin Levi	NICE Systems Kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Systems Adds Multiple Enhancements to NiceVision Platform and Advanced Applications

ISC West is the showcase for new advanced networking solution and superior video quality capabilities plus improved content analysis applications

ISC West, Las Vegas, NV, March 25, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that it will be demonstrating the newest features and improvements for the NiceVision® line of digital video and audio recording and analysis solutions at the ISC West show.  Innovations include advanced video networking technology that uniquely supports simultaneous analog and IP network camera input.  As part of its new video networking strategy, NICE is cooperating with Axis Communications, a global leader in the network video market.

NICE will also unveil unprecedented digital video quality capabilities, designed to satisfy even the most exacting resolution requirements.  Finally, the newest version of the mid-range NiceVision Harmony digital recording solution will be introduced, as well as additions to NICE`s expanding line of proven digital content analysis features and functions.

____(11)____

Dvir Doron, NiceVision director of marketing, commented on the numerous new technologies, "We`ve been busy listening to customers and closely following market trends to ensure that we offer the features and capabilities our end users need to meet growing security challenges in a pro-active, cost-effective, and highly intelligent manner.  With these technology innovations, particularly in IP networking and enhanced video quality, we solidify our leadership in providing proven, comprehensive digital video and audio recording solutions."

At the ISC West show, NICE Systems will be demonstrating the following technologies and innovations:

Advanced Video Networking Solutions

Delivering IT-grade networked architecture, NiceVision complies with the strictest IT requirements, while leveraging the convergence of CCTV and IP infrastructure:

o        Record any camera.  Complete line of networked applications for which the NiceVision DVR simultaneously supports standard analog cameras, analog cameras over IP (converted through video servers), and IP cameras.

o        Flexible storage architecture in combinations of local, shared, remote and centralized archiving.

o        Full data protection.  Separate networks for video collection, storage and viewing.  Full network segregation ensures data protection and avoids network overloads.

o        Enhanced network resource management.  Improved control over network resource management (QoS).

Unprecedented Digital Video Quality

Introducing superior video resolution and quality, while delivering the best picture quality-to-storage ratio:

o        Superior MPEG4.  An advanced MPEG-4 "Main Profile" implementation

o        4-CIF resolution.  High resolution at a full 30 frames per second

o        Efficiency.  Best available image quality and storage ratio

o        Noise reduction filters for delivering the highest-available image quality.

o        Best value.  Combination of bit rate, resolution, and frame rate offers uncommon value for this level of performance.

New Harmony Version 7.5

With extensive built-in functionality, NiceVision Harmony delivers a single product platform for implementing a wide range of small to mid-range video applications:

o        Cost effective, feature rich.  Built-in analog matrix, direct PTZ control, advanced Video Motion Detection (VMD), multi-screen viewing, and more.

o        One application runs all.  Full compatibility with NiceVision Pro.

o        One Platform. New version supports various configurations-16, 32, 48, and 64-all on the same system, allowing use of the same product platform for a wide range of sites and applications.

o        Power.  High-end functionality for mid-range applications and budgets.

____(12)____

Proven Content Analysis Functions

Digital video content analysis features and functions designed to meet today`s real-life security challenges, enabling intelligent, pro-active security management.

o        Operational in actual scenarios.  Meeting the challenges of lighting conditions, outdoor weather effects, and ambient motion.

o        Fully Integrated into the product platform for improved performance.

o        Measurable results.  Provides quantifiable results with specified operational measures.

o        Meeting today`s real-life security challenges.  A range of market-driven applications-Unattended Baggage Alert, Unauthorized Parking Alert, People Counting (for access verification and crowd control), and more.

NICE provides the most advanced solutions for digital video and audio recording and real-time threat analysis, delivering proactive security management by detecting potential threats and facilitating immediate response.  NICE will be demonstrating its advanced, integrated networking capabilities, utilizing Axis network cameras and video servers.  In addition, NICE`s full suite of solutions will be on display March 26-28 at the ISC EXPO/West event in Las Vegas at booth #7060S.  For more information, visit NiceVision`s newly designed web site, www.nice.com/nicevision.

About Axis Communications

Axis increases the value of network solutions. The company is an innovative market leader in network video and print servers. Axis' products and solutions are focused on applications such as security surveillance, remote monitoring and document management. The products are based on in-house developed chip technology, which is also sold to third parties.

Axis was founded in 1984 and is listed on the Stockholmsbörsen (XSSE:AXIS). Axis operates globally with offices in 14 countries and in cooperation with distributors, system integrators and OEM partners in 70 countries. Markets outside Sweden account for more than 95 % of sales. Information about Axis can be found at www.axis.com

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.  (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile,

____(13)____

NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

.         In Australia only

For more information on NICE, contact:

Media
Bruce Doneff	Strategic Communications doneff@bellatlantic.net	201-966-6583
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

____(14)____

NICE Systems and ISR Solutions Sign National Distribution Agreement for NiceVision Digital Video Recording Solution

NICE® adds to its growing network of enterprise-level integrators while achieving strong sales growth for NiceVision®

Ra`anana, Israel, March 26, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that NICE and ISR Solutions have executed a National Distributor Agreement effective February 1, 2003.  ISR Solutions has added the market-leading NiceVision® Harmony and Pro digital video and audio recording solutions to their product line.  Through its 15 nationwide offices, ISR Solutions combines the latest technology in electronic security, with a strong focus on customer service, to engineer, install, operate, monitor, and maintain sophisticated security solutions that protect a company's employees and assets.

"ISR joins a growing list of high-quality, high-performing integrators for NiceVision," said Jacob Fox, vice president and general manager for NiceVision, the Americas.  It`s through distribution relationships like these that NiceVision achieved a 63% annual increase in sales in 2002.  We look forward to expanding our relationship with ISR and our continued success in this market."

"We think the NiceVision product is exceptional", commented John Seckman, vice president, national programs, ISR Solutions.  "For projects we`ve worked together on thus far, NICE staff have been highly professional and responsive.  As a company, NICE is superior in terms of product and people when compared with most other companies we`ve dealt with.   Our engineers are highly regarded by enterprise level customers to develop and implement high-end, integrated security solutions, and, together, this agreement further positions ISR and NICE for continued growth and success."

Jim Hawver, director of channel development for NiceVision in the Americas said, "Across the security industry, customers are demanding a higher level of product functionality and integrator expertise. Our agreement with ISR Solutions expands our exposure to this growing sector of high-caliber, enterprise-level customers in markets such as Fortune 1000 companies, government agencies, and transportations hubs.  Going forward, we will continue to focus our

____(15)____

efforts on working with the "best of the best"  integrators who have the market coverage and capabilities to sell and service our products at the highest level of expertise.  That is exactly what ISR Solutions does for us and our NiceVision enterprise-level customers."

About ISR Solutions

Founded in 1998, ISR Solutions, a privately held company based in Chantilly, Virginia, is an electronic security systems integrator. ISR Solutions engineers, installs, operates, manages and maintains sophisticated security solutions that protect a company`s employees and assets. The company`s client list includes Fortune 1000 companies, government agencies and small businesses. A list of clients and more information about ISR Solutions can be found on their website at www.isrsolutions.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

____(16)____

For more information on NICE, contact:

Media
Bruce Doneff	Strategic Communications doneff@bellatlantic.net	201-966-6583
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

____(17)____

Anixter Inc. Selects NiceVision® Pro For New Headquarters Security

NICE distributor signals vote of confidence in market-leading digital video recording solution

March 26, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Anixter Inc. has selected the NiceVision Pro digital video and audio recording solution for its new 135,000 square foot headquarters in Glenview, IL.  Anixter, the world`s leading distributor of communications products, has been a distributor of the NiceVision digital recording solution since October 2002.

Anixter`s new CCTV system, designed to provide security for personnel and property, includes camera coverage for entrances and exits, lobbies and pathways, as well as external cameras to fully monitor grounds around its headquarters complex.  Plans call for integration of the CCTV system with access control for more than 40 doors, and for the external camera output to be monitored off-site by a third-party through a WAN connection.

Pete Lockhart, vice president of technology for Anixter, is overseeing system installation. "Building security for our extensive data base and computer system-one of the largest in the industry-was a top priority," he pointed out. "We`ve designed a system that has a high level of integration and will be tied together with our own Closed Circuit Twisted Pair (CCTP) camera system.  NiceVision was the only product out there that came close to meeting all our needs in terms of system functionality, as well as our demands for high-level integration."

CCTP is the first-ever video surveillance system to run video, power and control signals over a single, Unshielded Twisted Pair (UTP) cable. The benefits of CCTP are many, according to Lockhart.  The most noteworthy include accommodation of technology advances such as digital integration, IP-based networks and power over Ethernet. Costs related to moves, adds and changes are significantly reduced with CCTP, it exceeds Cat6 performance and can be used with and existing copper or fiber backbone.

Jacob Fox, vice president and general manager for NiceVision, the Americas, commented, "We appreciate our relationship with Anixter very much.  I believe they are the first distributor to install the NiceVision solution in their own facility.  We`re very pleased to be a major part of their security and their plans to create a showcase for their innovative CCTP system."

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About Anixter

Anixter International is a leading distributor of communication products and a leading distributor of fasteners and other "C" Class inventory components to Original Equipment Manufacturers. The company adds value to the distribution process through its valued added service and logistics programs and by providing its customers access to 1) more than 185,000 products and approximately $500 million in inventory, 2) 125 warehouses with more than 4.4 million square feet of space, and 3) locations in 193 cities in 40 countries. Founded in 1957 and headquartered near Chicago, Anixter trades on The New York Stock Exchange under the symbol AXE. Additional information about Anixter is available on the Internet at www.anixter.com.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

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For more information on NICE, contact:

Media
Bruce Doneff	Strategic Communications doneff@bellatlantic.net	201-966-6583
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
For more information on Anixter, contact:
Vince Buchman	Anixter Vince.buchman@anixter.com	847-715-2607
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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